UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         STATEFED FINANCIAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   857549 10 9
                                 (CUSIP Number)

                                DOUGLAS M. KRATZ
                           852 MIDDLE ROAD, SUITE 101
                             BETTENDORF, IOWA 52722
                                 (563) 823-3300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 OCTOBER 4, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D
CUSIP No. 857549 10 9                                          Page 2 of 5 Pages
          -----------                                               -    -

________________________________________________________________________________
1    NAME OF REPORTING PERSONS; S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Douglas M. Kratz
     SSN: ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    97,600 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    97,600 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     97,600 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of StateFed Financial Corporation ("Issuer"), a Delaware corporation, having its principal executive offices at 13523 University Avenue, Clive, Iowa 50325.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) This Schedule is being filed by the following reporting person (hereinafter referred to as the "Reporting Person"). Information about the Reporting Person, his business address and his principal occupation, is set forth below.

         Douglas M. Kratz is an individual with a business address of 852 Middle Road, Suite 101, Bettendorf, Iowa 52722. Mr. Kratz is the chairman of the board and chief executive officer of National Bancshares, Inc., a one bank holding company which owns THE National Bank, Bettendorf, Iowa, and is the vice chairman of THE National Bank.


         (b) See (a) above.

         (c) See (a) above.

         (d) See (e) below.

         (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------


         Between September 23, 2002 and October 4, 2002, the Reporting Person acquired an additional 28,300 shares of Common Stock and paid approximately $291,445 for said shares (including broker's commissions and clearing fees). All of the funds used by the Reporting Person to purchase the Common Stock of the Issuer were personal funds of the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The Reporting Person has acquired the Common Stock of the Issuer for investment purposes and currently has plans to acquire additional shares of the Common Stock of the Issuer from time to time.

         By letter dated October 11, 2002 (Exhibit A), the Reporting Person notified Issuer that he is proposing to purchase at least a majority interest in the Issuer, either as an individual or through an entity affiliated with the Reporting Person, on the terms and conditions set forth in the letter. Additionally, in the letter, the Reporting Person identified certain concerns regarding the Issuer, including the Issuer's decision to establish a stock option plan labeled as the "2002 Omnibus Incentive Plan". The purpose of the Reporting Person's letter was to propose to purchase at least a majority interest in the Issuer, identify his concerns and invite discussion with and among members of the Issuer's management and board of directors regarding such proposed purchase and issues.


         Aside from the foregoing, the Reporting Person does not, at this time, have any plans or proposals that would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Common Stock as is listed on paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) The beneficial ownership of the Reporting Person of Common Stock of the Issuer as of the date hereof is as follows:

                  Mr. Douglas M. Kratz is the beneficial owner of 97,600 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Mr. Kratz represents 7.6% of the shares of Common Stock outstanding.


The number of shares beneficially owned and the percentages of outstanding shares represented thereby, for the Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 1,278,870 shares of Common Stock, as of September 6, 2002, as reported in the Issuer's proxy statement on Form DEF 14A dated September 26, 2002.


         (b) The Reporting Person has the sole power to vote and to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by him.

         (c) Information with respect to transactions in the Common Stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                                          Price
                                    Shares                 Per                  Where
           Date                    Acquired               Share               Transacted
           ----                    --------               -----               ----------
      October 4, 2002                 21,000             $10.35              Open market

    September 23, 2002                7,300              $10.15              Open market

    September 12, 2002                17,000              $9.65              Open market


                                  Page 4 of 5



      August 28, 2002                 1,800               $9.20              Open market

      August 27, 2002                 35,000              $9.20              Open market


         (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------


         Exhibit A. Letter to Randall C. Bray, Chairman of the Issuer, dated October 11, 2002.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 2002.




                                        /s/ Douglas M. Kratz
                                        --------------------
                                        Douglas M. Kratz

                                    EXHIBIT A

October 11, 2002


Mr. Randall C. Bray, Chairman
StateFed Financial Corporation
13523 University Avenue
Clive, IA  50325

Re:      PROPOSED PURCHASE OF STATEFED FINANCIAL CORPORATION ("STATEFED")

Dear Mr. Bray:

As a follow-up to both my letter of September 18th and our meeting of October 7th, this writing is to notify the board of directors of StateFed that I am proposing a purchase of StateFed under the following terms:


         1) Price per share........................................    $12.50

         2) Total purchase price...................................    $15,985,875
              (100% of the outstanding common stock)

         3) Form of payment .......................................    Cash

         4) Subject to.............................................    Obtaining at least 50.1% of the
                                                                       outstanding common stock, obtaining
                                                                       standard regulatory and governmental
                                                                       approvals, and completion of due diligence

         5) Anticipated date of consummation................   February 2003


The purchase will be made by me or by an affiliated entity. The $12.50 per share offer represents approximately a 25% premium to the average market price per share over the last few months, 30 times fiscal 2002 earnings and 1.25 times StateFed's book value based on a normalized capital level. In view of the costly change of control provisions in four employment agreements coupled with other issues facing StateFed, this offer is fully priced.

This offer will remain open until 5:00 p.m., Central time, on October 25, 2002.

I am extremely disappointed in the board's decision to establish another stock option plan labeled as "2002 Omnibus Incentive Plan." In view of StateFed's financial performance in recent years, the lack of detail about the plan presented in the proxy statement and the initial stock grants proposed, I am hopeful the shareholders of StateFed see the light and vote against the proposal. From a corporate governance perspective, the board's timing could not be worse. I am assuming that the Employee Stock Ownership Plan will abstain from voting due to a conflict of interest. Further, why is StateFed not expensing the granting of stock options?

As a matter of disclosure, as of this date, I own 97,600 shares of common stock of StateFed, as reported in my Schedule 13D, as amended, that I filed with the Securities and Exchange Commission and sent to StateFed.

In closing, I am willing to meet with the board of directors to discuss the details of my offer. Please feel free to contact me at 563/823-3300.

Very truly yours,



Douglas M. Kratz


cc:      Michele D. Vaillancourt, Esquire
         Philip T. Colton, Esquire




























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